SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 March 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                              DESCRIPTION

99.1                                                      CAT Legal Action with Abbott announcement dated 21 March 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 March 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

05/CAT/08

FOR IMMEDIATE RELEASE
5:00 GMT, 12:00 EST Monday 21 March 2005

For further information contact:

Cambridge Antibody Technology                             Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                                 Tel: +44 (0) 20 7067 0700
Peter Chambré, Chief Executive Officer                    Kevin Smith
John Aston, Chief Financial Officer                       Yvonne Alexander
Rowena Gardner, Director of Corporate Communications

                                                          BMC Communications/The Trout Group (USA)
                                                          Tel: +1 212 477 9007
                                                          Brad Miles, ext 17 (media)
                                                          Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY LEGAL ACTION WITH ABBOTT: ABBOTT GRANTED PERMISSION TO APPEAL

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) reports the decision by the Rt Hon Lord Justice Jacob, in the
Court of Appeal, Civil Division, to grant Abbott permission to appeal Mr Justice Laddie's judgment in favour of CAT of 20 December
2004.

In the Order from the Court of Appeal, the reasons for the decision are stated as follows: "The points raised in [Abbott's] notice of appeal (there is no separate skeleton argument) appear, just, to raise a real prospect of success and the commercial importance of the agreements is sufficient in the circumstances to provide a compelling reason for an appeal."

The Civil Procedure Rules (CPR) that govern court procedures, state that "Permission to appeal will only be given where - (a) the
Court considers that the appeal would have a real prospect of success; or (b) there is some other compelling reason why the appeal should be heard."

-ENDS-

Notes to Editors
Cambridge Antibody Technology (CAT):
..      CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
..      CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
..      Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
..      HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries.
..      Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.
..      CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.
..      On 22 November 2004, CAT announced a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.
..      CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against
       TGF(beta), a family of proteins associated with fibrosis and scarring.
..      CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai,
       Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
..      CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

CAT - Abbott Litigation
..      CAT's entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between
       Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level.
..      In March 2003, Abbott indicated to CAT its wish to initiate discussions regarding the applicability of the royalty offset provisions for HUMIRA. Following unsuccessful efforts to resolve the matter with Abbott, CAT commenced legal proceedings against
       Abbott Biotechnology Limited and Abbott GmbH.
..      The trial, which took place at the High Court in London, began on 22 November 2004 and lasted three weeks.
..      On 20 December 2004, the judge, Mr Justice Laddie, ruled in CAT's favour stating that "Abbott was in error when it made its first royalty payment to CAT calculated on the basis that only 2% of the Net Sales was due. It should have calculated on the basis of the full royalty of just over 5% and should have paid and continued to pay CAT accordingly."
..      On 28 January 2005, CAT reported the decisions of Mr Justice Laddie on various procedural matters, including the denial of
       Abbott's request for permission to appeal.
..      On 11 February 2005, Abbott made a written application to the Court of Appeal for permission to appeal Mr Justice Laddie's judgment of 20 December 2004.

..      In January 2005, Abbott paid to CAT US$23.73 million, representing royalty arrears due to CAT arising from the original judgment, and an additional sum of US$1.29 million, representing interest and compensation for currency loss on this amount.
       Abbott also paid CAT £2.85 million representing an interim payment of legal costs due. These amounts are not reflected in the first quarter results announced on 7 February 2005. Were Abbott to be successful in its appeal these amounts would be repayable.
..      Pending resolution of Abbott's appeal, the royalty arrears payment will not be recognised as revenue, the payment on account of costs will not be recognised in the profit and loss account and revenue in respect of subsequent royalty receipts will only be recognised at the two per cent rate argued by Abbott. A proportion of CAT's royalty receipts, and of the royalty arrears payment, are payable to the Medical Research Council and other licensors.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about
Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities
Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include:
market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.